Exhibit 99.2

Execution Version

VOTING AGREEMENT

by and among

HISOFT TECHNOLOGY INTERNATIONAL LIMITED,

BUTTON SOFTWARE LTD.,

TAIRON INVESTMENT LIMITED,

and

CHRIS SHUNING CHEN

Dated as of August 10, 2012

Section 5.18.	No Agreement Until Executed	14

iii

VOTING AGREEMENT

VOTING AGREEMENT, dated as of August 10, 2012 (this “Agreement”), by and among HiSoft Technology International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“HiSoft”), and Button Software Ltd, a company with limited liability incorporated under the laws of the British Virgin Islands, Tairon Investment Limited, a company with limited liability incorporated under the laws of the British Virgin Islands, and Chris Shuning Chen, a natural person (collectively, the “Shareholders” and, individually, a “Shareholder”).

WHEREAS, concurrently with the execution of this Agreement, HiSoft, VanceInfo Technologies Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“VanceInfo”), and Chemistry Merger Sub Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of HiSoft (“Merger Sub”), are entering into an Agreement and Plan of Merger, dated as of the date of this Agreement (the “Merger Agreement”), pursuant to which, among other things, upon the terms and subject to the conditions of therein and in accordance with the Cayman Companies Law, Merger Sub shall be merged with and into VanceInfo with VanceInfo surviving the merger as a wholly-owned Subsidiary of HiSoft (the “Merger”);

WHEREAS, as of the date of this Agreement, the Shareholders are the Beneficial Owners of the Existing Shares (as defined below); and

WHEREAS, concurrently with the execution of the Merger Agreement, and as a condition and inducement to the willingness of HiSoft to enter into the Merger Agreement, HiSoft has required that the Shareholders agree, and the Shareholders have agreed, upon the terms and subject to the conditions set forth herein, to enter into this Agreement and abide by the covenants and obligations set forth herein.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

GENERAL

Section 1.1.                                   Defined Terms. The following terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

(a)                                  “Additional Shares” means VanceInfo Shares, VanceInfo ADSs or other voting share capital of VanceInfo with respect to which any Shareholder acquires Beneficial Ownership after the date of this Agreement (including any VanceInfo Shares issued upon the exercise of any VanceInfo Options or VanceInfo RSUs or the conversion, exercise or exchange of any other securities into or for any VanceInfo Shares or VanceInfo ADSs or otherwise).

(b)                                 “Beneficial Ownership” by a Person of any security includes ownership by any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise (whether or not in writing), has or shares: (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term “beneficial ownership” as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person will include securities Beneficially Owned by any Affiliates of such Person which are controlled by such Person and any other Persons with whom such Person would constitute a “group” within the meaning of Section 13(d) of the Exchange Act. The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Owner” shall have correlative meanings.

(c)                                  “Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, New York, the Cayman Islands, Hong Kong, Dalian, China or Beijing, China.

(d)                                 “Covered Shares” means all of the Existing Shares and any Additional Shares.

(e)                                  “Existing Shares” means VanceInfo Shares and VanceInfo ADSs Beneficially Owned by any of the Shareholders as of the date hereof listed in Schedule A.

(f)                                    “Permitted Transfer” means a Transfer of Covered Shares by any Shareholder to (i) an Affiliate of such Shareholder which is wholly owned by such Shareholder or (ii) in the case of a Shareholder who is an individual, (A) a member of such Shareholder’s immediate family or a trust for the benefit of such Shareholder’s or any member of such Shareholder’s immediate family or (B) any heir, legatees, beneficiaries and/or devisees of such Shareholder; provided that, in each case, such transferee agrees to execute, prior to or concurrently with such Transfer, a Joinder in the form attached hereto as Exhibit A.

(g)                                 “Transfer” means, directly or indirectly, to sell, transfer, offer, exchange, assign, pledge, encumber, hypothecate or otherwise dispose of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other agreement with respect to any sale, transfer, offer, exchange, assignment, pledge, encumbrance, hypothecation or other disposition.

ARTICLE II

VOTING

Section 2.1.                                   Agreement to Vote.

(a)                                  During the period commencing on the date hereof and continuing until the termination of this Agreement in accordance with its terms (the “Term”), each Shareholder hereby irrevocably and unconditionally agrees that at an annual or extraordinary general meeting of the shareholders of VanceInfo and at any other meeting of the shareholders of VanceInfo, however called, including any adjournment, recess or postponement thereof, in connection with any written consent of the shareholders of VanceInfo and in any other circumstance upon which a vote, consent or other approval of all or some of the shareholders of VanceInfo is sought, such Shareholder shall, and shall cause any holder of record of such Shareholder’s Covered Shares to, in each case to the extent that the Covered Shares are entitled to vote thereon or consent thereto:

(i)                                     appear at each such meeting or otherwise cause all of such Shareholder’s Covered Shares to be counted as present thereat in accordance with the procedures applicable to such meeting so as to ensure such Shareholder is duly counted for purposes of calculating a quorum and for purposes of recording the result of any applicable vote or consent, and respond to each request by VanceInfo for written consent, if any; and

(ii)                                  vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of such Shareholder’s Covered Shares (1) in favor of the approval and authorization of the Merger Agreement, the Merger, the Plan of Merger and the consummation transactions contemplated in the Merger Agreement, (2) in favor of any related proposal that is reasonably necessary to consummate the Merger and the transactions contemplated by the Merger Agreement which is considered at any such meeting of the VanceInfo Shareholders, (3) against any action, proposal, transaction or agreement that could reasonably be expected to (A) result in a breach of any representation, warranty, covenant or other obligation or agreement of VanceInfo contained in the Merger Agreement, (B) result in a breach of any representation, warranty, covenant or other obligation or agreement of the Shareholders contained in this Agreement, or (C) impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or change in any manner the voting rights of any class of shares of VanceInfo (including any amendments to the memorandum and articles of association of VanceInfo, other than such amendments contemplated by the Merger Agreement and/or any amendments that will not impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger), (4) against any Acquisition Proposal, and (5) against any change in the composition of the board of directors of VanceInfo (other than such changes contemplated by the Merger Agreement).

(b)                                 During the Term, each Shareholder shall retain at all times the right to vote or consent with respect to such Shareholder’s Covered Shares in such Shareholder’s sole discretion and without any other limitation on those matters, other than those matters described in Section 2.1(a), that are at any time or from time to time presented for consideration to the shareholders of VanceInfo generally.

(c)                                  During the Term, the obligation of each Shareholder set forth in this Section 2.1 shall apply whether or not either VanceInfo or HiSoft breaches any of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

Section 2.2.                                   Grant of Proxy. Each Shareholder hereby irrevocably and unconditionally grants a proxy to, and appoints, HiSoft and any designee of HiSoft, and each of them individually, as such Shareholder’s proxies and attorneys-in-fact, with full power of substitution and resubstitution, for and in such Shareholder’s name, place and stead, to vote, act by written consent or execute and delivery a proxy solely in respect of the matters described in, and in accordance with, Section 2.1(a) hereof, and to vote or grant a written consent during the term of this Agreement with respect to the Covered Shares as provided in Section 2.1(a) hereof. This proxy and power of attorney is given in connection with, and in consideration of, the execution of the Merger Agreement by HiSoft, and to secure the performance of the duties and obligations of each Shareholder owed to HiSoft under this Agreement. Each Shareholder hereby (a) affirms that such irrevocable proxy is (i) coupled with an interest by reason of the Merger Agreement and (ii) executed and intended to be irrevocable in accordance with the provisions of the Laws of the State of New York, and (b) revokes any and all prior proxies granted by such Shareholder with respect to such Shareholder’s Covered Shares and no subsequent proxy shall be given by such Shareholder (and if given shall be ineffective). Each Shareholder shall take such further action or execute such other instruments as may be reasonably necessary in accordance with the relevant provisions of the Laws of the State of New York or any other Law to effectuate the intent of this proxy. The power of attorney granted by each Shareholder herein is a durable power of attorney and, so long as HiSoft has the interest secured by such power of attorney or the obligations secured by such power of attorney remain undischarged, the power of attorney shall not be revoked by the dissolution, bankruptcy, death or incapacity, as applicable, of such Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement in accordance with its terms.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1.                                   Representations and Warranties of the Shareholders. The Shareholders hereby jointly and severally represent and warrant to VanceInfo, as follows:

(a)                                  Capacity; Authorization; Validity of Agreement; Necessary Action. With respect to any Shareholder which is not a natural person, such Shareholder (i) is duly organized or formed, validly existing and in good standing under the Laws of the jurisdiction in which such Shareholder is organized or formed (in the case of good standing, to the extent the concept is recognized by such jurisdiction). Each Shareholder has the legal capacity and authority (including corporate, limited partnership, trust or other organizational power, as applicable) to execute and deliver this Agreement and perform such Shareholder’s obligations hereunder and to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by each Shareholder and, assuming this Agreement constitutes a valid and binding obligation of HiSoft, constitutes a legal, valid and binding agreement of each Shareholder enforceable against such Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)                                 Ownership. Except as otherwise indicated on Schedule A hereto, each Shareholder is the sole Beneficial Owner of and has good and valid title to the Existing Shares listed across from its name in Schedule A hereto, free and clear of any Liens, other than any Liens pursuant to this Agreement, any Liens which would not prevent such Shareholder from timely performing in any material respect its obligations hereunder or arising under the memorandum or articles of association of VanceInfo and transfer restrictions imposed by generally applicable securities Laws. As of the date of this Agreement, subject to the last sentence of this Section 3.1(b), each Shareholder’s Existing Shares listed across from its name in Schedule A hereto constitute all of the VanceInfo Shares and VanceInfo ADSs (and any other options or other securities convertible, exercisable or exchangeable into or for any VanceInfo Shares or VanceInfo ADSs (“Options”)) Beneficially Owned or owned of record by such Shareholder. No Shareholder has granted any proxy inconsistent with this Agreement that is still effective or has entered into any voting or similar agreement, in each case with respect to any of such Shareholder’s Existing Shares and with respect to all of the Covered Shares Beneficially Owned by any of the Shareholders at all times through the Effective Time. As of the date of this Agreement, each Shareholder, owns the VanceInfo Options and VanceInfo RSUs listed across from its name in Schedule A hereto.

(c)                                  Non-Contravention; No Conflicts. Except as would not, individually or in the aggregate, be expected to be materially adverse to the ability of any Shareholder to timely perform any of such Shareholder’s obligations hereunder in any material respect, (i) no filing or notice by each Shareholder with or to any Governmental Entity, and no authorization, consent, permit or approval from any Governmental Entity or any other Person is necessary for the execution and delivery of this Agreement (including the proxy granted pursuant to Section 2.2 hereof)by any Shareholder or the performance by any Shareholder of such Shareholder’s obligations herein, (ii) the execution and delivery of this Agreement by each Shareholder does not, and the performance by each Shareholder of such Shareholder’s obligations under this Agreement and the consummation by such Shareholder of the transactions contemplated by this Agreement, will not (1) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or loss of any material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon such Shareholder’s assets or properties under, any provision of (A) any contract, agreement or other instrument to which such Shareholder is party or by which any of such Shareholder’s assets or properties is bound, (B) any charter or organizational documents of such Shareholder (if applicable) or (C) any judgment, order, injunction, decree or Law applicable to such Shareholder or such Shareholder’s assets or properties or (2) require any consent of, registration, declaration or filing with, notice to or permit from any Governmental Entity.

(d)                                 No Inconsistent Agreements. Except for this Agreement, no Shareholder has: (i) entered into any contract, agreement or other instrument, voting agreement, voting trust or similar agreement with respect to any of the Covered Shares, (ii) granted any irrevocable proxy, consent or power of attorney with respect to any of the Covered Shares or (iii) taken any action that would constitute a breach hereof, make any representation or warranty of the Shareholders set forth in this Article III untrue or incorrect in any material respect or have the effect of preventing or disabling any Shareholder from performing in any material respect any of such Shareholder’s obligations under this Agreement. Each Shareholder understands and acknowledges that HiSoft and Merger Sub are entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by each Shareholder and the representations, warranties, covenants and other agreements of each of the Shareholders contained herein.

(e)                                  No Action. As of the date of this Agreement, there are no proceedings, claims, actions, suits or governmental or regulatory investigations pending or, to the knowledge of the Shareholders, threatened against any Shareholder that could reasonably be expected to impair the ability of such Shareholder to timely perform in all material respects such Shareholder’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Section 3.2.                                   Representations and Warranties of HiSoft. HiSoft represents and warrants to the Shareholders that HiSoft has all corporate power and authority to execute, deliver and perform this Agreement. The execution and delivery by HiSoft of this Agreement, the performance by HiSoft of its obligations hereunder and the consummation by HiSoft of the transactions contemplated by this Agreement have been duly and validly authorized by HiSoft and no other actions or proceedings on the part of HiSoft are necessary to authorize the execution and delivery by it of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by HiSoft and, assuming this Agreement constitutes a valid and binding obligation of the Shareholders, constitutes a legal, valid and binding agreement of HiSoft enforceable against HiSoft in accordance with its terms, subject to the Bankruptcy and Equity Exception.

ARTICLE IV

OTHER COVENANTS

Section 4.1.                                   Prohibition on Transfers.

(a)                                 Subject to the terms of this Agreement, during the Term, each Shareholder agrees not to Transfer any of its Covered Shares, or any voting right or power (including whether such right or power is granted by proxy or otherwise) or economic interest therein, unless such Transfer is a Permitted Transfer; provided that the foregoing shall not prevent the conversion of such Covered Shares and any Additional Shares into the right to receive Merger Consideration pursuant to the Merger in accordance with the terms of the Merger Agreement. Any attempted Transfer of shares or any interest therein in violation of this Section 4.1 shall be null and void.

(b)                                 This Agreement and the obligations hereunder shall attach to the Covered Shares and shall be binding upon any Person to which legal or Beneficial Ownership shall pass, whether by operation of Law or otherwise, including, the Shareholders’ successors or assigns. No Shareholder may request that VanceInfo or VanceInfo’s depositary bank register the Transfer of (book-entry or otherwise) any or all of the Covered Shares (whether represented by a certificate or uncertificated), unless such Transfer is made in compliance with this Agreement. Notwithstanding any Transfer of Covered Shares, the transferor shall remain liable for the performance of all of the obligations of the transferring Shareholder under this Agreement.

Section 4.2.                                 Additional Shares. Each Shareholder agrees to notify HiSoft of the number of Additional Shares acquired by such Shareholder after the date hereof within five (5) Business Days of such acquisition. Any such Additional Shares shall automatically become subject to the terms of this Agreement and shall constitute Covered Shares for all purposes of this Agreement.

Section 4.3.                                 Share Dividends, etc. In the event of a reclassification, recapitalization, reorganization, share split (including a reverse share split) or combination, exchange or readjustment of shares, change in ratio of VanceInfo ADS to VanceInfo Shares, or other similar transaction, or if any share dividend, subdivision or distribution (including any dividend or distribution of securities convertible into or exchangeable for VanceInfo Shares) is declared, in each case affecting the Covered Shares, the term “Covered Shares” shall be deemed to refer to and include such shares as well as all such share dividends and distributions and any securities of VanceInfo into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

Section 4.4.                                 No Solicitation. Subject to Section 5.13 hereof, each Shareholder covenants and agrees with Parent that, during the term of this Agreement, such Shareholder shall not and shall use reasonable best efforts to cause any of such Shareholder’s Representatives not to, directly or indirectly, take any action that VanceInfo is otherwise prohibited from taking under Section 6.2(a) of the Merger Agreement.

Section 4.5.                                 No Inconsistent Agreements. Except for this Agreement, no Shareholder shall (a) enter into any contract agreement or other instrument, option or other agreement with respect to, or consent to, a Transfer of, any of the Covered Shares, Beneficial Ownership thereof or any other interest therein, (b) create or permit to exist any Lien that could prevent such Shareholder from voting the Covered Shares in accordance with this Agreement or from complying in all material respects with the other obligations under this Agreement, other than any restrictions imposed by applicable Law on such Covered Shares, (c) enter into any voting or similar agreement with respect to the Covered Shares or grant any proxy, consent or power of attorney with respect to any of the Covered Shares (other than as contemplated by Section 2.1(a)) or (d) take any action, directly or indirectly, that could reasonably be expected to (i) result in a material breach hereof, (ii) make any representation or warranty of the Shareholders set forth in Article III untrue or incorrect in any material respect or (iii) have the effect of materially delaying or preventing such Shareholder from performing in any material respect any of such Shareholder’s obligations under this Agreement.

Section 4.6.                                 Documentation and Information. Each Shareholder (i) consents to and authorizes the publication and disclosure by HiSoft of such Shareholder’s identity and holding of the Covered Shares and the nature of such Shareholder’s commitments and obligations under this Agreement in any disclosure required by the SEC or other Governmental Entity, including, without limitation, the Joint Proxy Statements/Prospectus relating to the Merger, and (ii) agrees promptly to give to HiSoft any information HiSoft may reasonably request for the preparation of any such disclosure documents so long as such information is required by Law to be disclosed therein. Each Shareholder shall promptly notify HiSoft of any required corrections with respect to any written information supplied by such Shareholder specifically for use in any such disclosure document, if and to the extent that any shall have become false or misleading in any material respect.  Each of the parties hereto shall not issue any press release or make any other public statement with respect to the transactions contemplated by this Agreement without the prior written consent of each of HiSoft and VanceInfo, except as such release or statement may be required by applicable Law or the rules and regulations of any national securities exchange or Governmental Entity of competent jurisdiction.

Section 4.7.                                 Further Assurances. From time to time, at HiSoft’s request and without further consideration, each Shareholder, solely in such Shareholder’s capacity as a shareholder of VanceInfo, shall take all further action, and execute and deliver or cause to be executed or delivered such additional documents, as may be reasonably necessary to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and the Merger Agreement.

ARTICLE V

MISCELLANEOUS

Section 5.1.                                 Interpretation. Unless the express context otherwise requires:

(a)                                 The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement (other than the Merger Agreement), instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. All electronic communications from a Person shall be deemed to be “written” for purposes of this Agreement.

(b)                                 the captions, headings and arrangements used in this Agreement are for convenience only and do not in any way affect, limit, amplify or modify the terms and provisions hereof; and

(c)                                  with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

Section 5.2.                                 Termination. This Agreement and all obligations of the parties hereunder (other than as set forth in the following sentence) shall automatically terminate on the earliest to occur of (i) the Effective Time, (ii) the date of termination of the Merger Agreement in accordance with its terms, or (iii) at any time upon the written agreement of HiSoft and each of the Shareholders. Upon termination of this Agreement, the rights and obligations of all the parties will terminate and become void without further action by any party except for the provisions of Article V, which will survive such termination indefinitely. For the avoidance of doubt, the termination of this Agreement shall not relieve any party of liability for any breach prior to such termination. All representations and warranties in this Agreement shall survive any termination of this Agreement or the Merger Agreement.

Section 5.3.                                 Governing Law and Venue.

(a)                                 This Agreement shall be construed, performed and enforced in accordance with the Laws of the State of New York without giving effect to its principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction other than the State of New York. Any action, claim, demand, or proceeding (a “Proceeding”) (whether sounding in contract, tort, equity or otherwise) arising out of or relating to this Agreement or the transactions contemplated hereby shall be brought solely and exclusively in any New York State court or Federal court of the United States of America sitting in the County of New York in the State of New York. Each of the parties hereto agrees that a final judgment (subject to any appeals therefrom) in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of such courts in respect of any such Proceeding, and hereby irrevocably and unconditionally waives, to the fullest extent such party may legally and effectively do so, any objection which such party may now or hereafter have to the laying of venue of any such Proceeding in any such court in accordance with the provisions of this Section 5.3. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court. Each of the parties hereto hereby irrevocably and unconditionally agrees that, to the fullest extent permitted by applicable Law, service of process to such party’s address set forth in Section 5.4, and in the manner provided for notices in Section 5.4, will be effective service of process for any Proceeding in New York with respect to any matter to which such party has submitted to jurisdiction as set forth in this Section 5.3. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law. The consent to jurisdiction set forth in this Section 5.3 shall not constitute a general consent to service of process in the State of New York and shall have no effect for any purpose except as provided in this Section. Each of the parties agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b)                                 EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY CONTROVERSY OR PROCEEDING INVOLVING ANY HISOFT RELATED PARTY UNDER THIS AGREEMENT. Each party hereto certifies and acknowledges that (i) no representative, agent or attorney of any other party hereto has represented, expressly or otherwise, that such other party would not, in the event of a Proceeding, seek to enforce the foregoing waiver, (ii) each party hereto understands and has considered the implications of this waiver, (iii) each party hereto makes this waiver voluntarily, and (iv) each party hereto has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 5.3.

Section 5.4.                                 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) upon personal delivery, (b) one (1) Business Day after being sent via an internationally recognized overnight courier service, (c) three (3) Business Days after being sent, postage prepaid, by registered, certified or express mail or (d) upon receipt of electronic or other confirmation of transmission if sent via facsimile (which is confirmed) or e-mail transmission prior to 5 p.m. local time of the receiving party, or on the next Business Day if sent after 5 p.m. local time of the receiving party (provided that, if sent by facsimile or e-mail transmission, such notice or other communication shall be followed within one Business Day by dispatch pursuant to one of the other methods described herein), in each case, at the addresses, facsimile numbers or email addresses (or at such other address, facsimile number or email address for a party as shall be specified by like notice) set forth below:

If to HiSoft Technology International Limited to:

HiSoft Technology International Limited
Building C-4, No. 66 Xixiaokou Road,

Haidian District, Beijing
PRC, 100192
Attention: Ross Warner
Facsimile: +(86) 411-84791350

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett
35/F, ICBC Tower
3 Garden Road, Central
Hong Kong
Attention: Kathryn King Sudol, Esq.
Facsimile: +1 (212) 455-2502

If to any Shareholder:

VanceInfo Technologies Inc.
3/F Building 8, Zhongguancun Software Park, Haidian District
Beijing 100193, People’s Republic of China
Attention: Sidney Xuande Huang
Facsimile: + (86)10-8282-5058
Email: ir@vanceinfo.com

with copies (which shall not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP
47/F Park Place
1601 Nanjing Road West
Shanghai, 200040
People’s Republic of China
Attention: Jeffrey Sun, Esq.
Facsimile: +86 21 6109 7022
Email: jeffrey.sun@orrick.com

and

Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, CA 94105
USA
Attention: Richard V. Smith, Esq.
Facsimile: +1-415-773-5759
Email: rsmith@orrick.com

Section 5.5.                                 Amendment. This Agreement may not be amended, modified or supplemented except by an instrument in writing signed by HiSoft and each of the Shareholders.

Section 5.6.                                 Extension; Waiver. At any time before the termination of this Agreement, HiSoft, on the one hand, and the Shareholders, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or (c) waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of such party’s rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

Section 5.7.                                 Entire Agreement. This Agreement (together with the Merger Agreement, to the extent referred to in this Agreement) constitutes the sole and entire agreement of the Shareholders or any of their respective Affiliates, on the one hand, and VanceInfo or any of its Affiliates, on the other, with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

Section 5.8.                                 No Third-Party Beneficiaries. This Agreement is for the sole benefit of, shall be binding upon, and may be enforced solely by HiSoft and the Shareholders and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than HiSoft and the Shareholders) any legal or equitable right, benefit or remedy of any nature whatsoever.

Section 5.9.                                 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any party or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 5.10.                          Rules of Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

Section 5.11.                          Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including, but not limited to, by merger or consolidation) or otherwise by any of the parties without the prior written consent of the other parties. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 5.12.                          Specific Performance. The parties hereto agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly each party to this Agreement (a) shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the forum described in Section 5.3, without proof of damages or otherwise, this being in addition to any other remedy at law or in equity, and (b) hereby waives any requirement for the posting of any bond or similar collateral in connection therewith. Each party hereto agrees that such party will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 5.13.                          Shareholder’s Capacity. Notwithstanding anything contained in this Agreement to the contrary, the representations, warranties, covenants and agreements made herein by the Shareholders are made solely with respect to the Shareholders and the Covered Shares. Each Shareholder is entering into this Agreement solely in such Shareholder’s capacity as the Beneficial Owner of such Covered Shares, and nothing herein shall limit or affect any actions taken by Chris Suning Chen solely in his capacity as a director or officer of VanceInfo (or a Subsidiary of VanceInfo), including participating in his capacity as a director or officer of VanceInfo in any discussions or negotiations with HiSoft. Nothing contained herein, and no action taken by any Shareholder pursuant hereto, shall be deemed to constitute the parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement. Nothing herein shall limit or affect VanceInfo’s rights in connection with the Merger Agreement.

Section 5.14.                          Joint and Several Liability. Each Shareholder hereby agrees that such Shareholder shall be jointly and severally liable with respect to all of the representations, warranties, covenants and agreements of each of the Shareholders pursuant to this Agreement.

Section 5.15.                          No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in HiSoft any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Shareholders, and HiSoft shall have no authority to direct the Shareholders in the voting or disposition of any of the Covered Shares, in each case, except provided herein.

Section 5.16.                          Costs and Expenses. All costs and expenses (including all fees and disbursements of counsel, accountants, investment bankers, experts and consultants to a party)

incurred in connection with this Agreement shall be paid by the party incurring such costs and expenses.

Section 5.17.                          Counterparts; Effectiveness. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties; provided, however, that if any of the Shareholders fails for any reason to execute, or perform such Shareholder’s obligations under, this Agreement, this Agreement shall remain effective as to all parties executing this Agreement.

Section 5.18.                          No Agreement Until Executed. This Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Merger Agreement is executed by all parties thereto and (b) this Agreement is executed by all parties hereto.

[Signature page follows]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on the day and year first above written.

HiSoft Technology International Limited

By:	/s/ Tiak Koon Loh
Name: Tiak Koon Loh
Title: Chief Executive Officer

[Signature Page to the Voting Agreement]

Button Software Ltd.

By:	/s/ Chris Shuning Chen
Name: Chris Shuning Chen
Title: Director

Tairon Investment Limited

By:	/s/ Chris Shuning Chen
Name: Chris Shuning Chen
Title: Director

Chris Shuning Chen

/s/ Chris Shuning Chen

[Signature Page to the Voting Agreement]

Exhibit A

JOINDER AGREEMENT

This Joinder Agreement (“Joinder Agreement”) is executed by the undersigned (the “Transferee”) pursuant to the terms of that certain Voting Agreement dated as of August 10, 2012 (the “Agreement”) by and among HiSoft Technology International Limited, Button Software Ltd., Tairon Investment Limited and Chris Shuning Chen. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Agreement.

By the execution of this Joinder Agreement, the Transferee agrees as follows:

(a)   Acknowledgment.  Transferee acknowledges that Transferee is acquiring certain Covered Shares subject to the terms and conditions of the Agreement.

(b)   Agreement.  Transferee (i) agrees that the Covered Shares acquired by Transferee shall be bound by and subject to the terms of the Agreement, (ii) hereby adopts the Agreement with the same force and effect as if Transferee were originally a party thereto and (iii) agrees to be subject to the obligations and restrictions of the Shareholders thereunder.

(c)   Notice.  Any notice required or permitted by the Agreement shall be given to Transferee at the address listed beside Transferee’s signature below.

EXECUTED AND DATED this day of .

TRANSFEREE:

By:
Name and Title

Address:

Fax:

Accepted and Agreed:
HISOFT TECHNOLOGY INTERNATIONAL LIMITED

By:

Title:

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SCHEDULE A

Existing Shares

Shareholder	Number of Shares	Number of VanceInfo ADSs
Button Software Ltd.	2,517,920 ordinary shares of VanceInfo, par value $0.001 per share

Button Software Ltd. (“Button”) entered into certain agreements with Credit Suisse Capital LLC (the “Button VPF”). Pursuant to the Button VPF, Button pledged and monetized 712,500 VanceInfo ADSs beneficially owned by it.*

Tairon Investment Limited	N/A

Tairon Investment Limited/Button entered into certain agreements with Credit Suisse Capital LLC (the “Tairon VPF”). Pursuant to the Tairon VPF, Tairon Investment Limited pledged and monetized 537,500 VanceInfo ADSs beneficially owned by it.*

*Existing Share exclude VanceInfo ADSs that Shareholders do not or will not hold, be entitled to vote or Beneficially Own under the Button VPF and Tairon VPF.

VanceInfo Options

Optionholder	Type of Options (if applicable)	Number of Options
Tairon Investment Limited	Option	62,500 vested
Chris Shuning Chen	Option	27,500 vested and 110,000 unvested

VanceInfo RSUs

Shareholder	Type of RSUs (if applicable)	Number of RSUs
Chris Shuning Chen	RSU	4,475 vested and 8,271 unvested

Set forth above is the direct ownership for each of Button, Tairon Investment Limited and Chris Shuning Chen. Button and Tairon Investment Limited are ultimately owned by Chris Shuning Chen’s family trust. Chris Shuning Chen is the sole director of Button and Tairon Investment Limited. As a result, Chris Shuning Chen also beneficially owns all of the Shares, VanceInfo ADSs, and Options directly held by Button and Tairon Investment Limited.

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